IVY FUNDS

6300 LAMAR AVENUE

P. O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

February 21, 2014

Ms. Mary A. Cole, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

File No. 333-193433

Dear Ms. Cole,

On February 18, 2014, we filed Pre-Effective Amendment No. 1 to the Registration Statement on N-14/A for Ivy Managed European/Pacific Fund (“Filing”). In that Filing we proposed that the filing will go effective on February 20, 2014 pursuant to Rule 488. Using Rule 488 in the Filing was inappropriate and we recognize that the Filing is not effective and will not become effective until such time as the Securities and Exchange Commission grants an order of effectiveness.

If you have any questions or comments concerning the foregoing, please contact me at 913-236-2432. Thank you for your attention to this matter.

Very truly yours,

/s/ Mara Herrington
Mara Herrington Vice President and Secretary